SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/5/2022


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
3,315

8. SHARED VOTING POWER
324,662

9. SOLE DISPOSITIVE POWER
3,315
_______________________________________________________

10. SHARED DISPOSITIVE POWER
324,662


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
327,977 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.39%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,315

8. SHARED VOTING POWER
324,662

9. SOLE DISPOSITIVE POWER
3,315
_______________________________________________________

10. SHARED DISPOSITIVE POWER
324,662


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
327,977 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.39%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,315

8. SHARED VOTING POWER
324,662

9. SOLE DISPOSITIVE POWER
3,315
_______________________________________________________

10. SHARED DISPOSITIVE POWER
324,662


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
327,977 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.39%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Taiwan Fund Inc. ("TWN" or the "Issuer").

The principal executive offices of TWN are located at

One Lincoln Street
Boston, MA 02111



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLP.


ITEM 4. PURPOSE OF TRANSACTION
On May 17, 2022, the Fund announced that, as a result of the Fund's investment adviser pleading guilty to one count of securities fraud, the Board of Directors is seeking to hire a replacement adviser. The filing persons intend to communicate to the Board and other stockholders their belief that, in connection with a change of advisers, stockholders should be afforded an opportunity to monetize their investment via a self-tender offer at a price close to net asset value.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on 05/04/2022 there were 7,470,494 shares of common stock outstanding as of 02/28/2022. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of July 5, 2022 Bulldog Investors, LLP is deemed to be the beneficial owner of 327,977 shares of TWN (representing 4.39% of TWN's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.


(b)Bulldog Investors,LLP has sole power to dispose of and vote 3,315 shares. Bulldog Investors, LLP has shared power to dispose of and vote 324,662 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of TWN's shares) share this power with Bulldog Investors, LLP.


c) During the past 60 days the following shares of TWN were bought.

Date			Shares		 Price
6/29/2022		6,692		25.8484
6/28/2022		18,328		25.9689
6/27/2022		2,397		26.1238
6/16/2022		4,662		25.7966
6/8/2022		3,502		27.9645
6/7/2022		100		28.0300
6/6/2022		11,588		28.0805
6/4/2022		4,784		27.9989
6/2/2022		5,548		28.4903
6/1/2022		2,803		28.3561
5/31/2022		4,147		28.2575
5/19/2022		7,625		27.0815
5/18/2022		1,966		26.9004
5/17/2022		4,414		26.9868



d) Clients of Bulldog Investors, LLP are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/6/2022

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 6th day of July, 2022, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Taiwan Fund, Inc. (TWN), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of TWN;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


BULLDOG INVESTORS, LLP
By:/s/ Andrew Dakos
	Andrew Dakos, Partner